January 9, 2017

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 3030

Attn:     Amanda Ravitz

Re:	Miramar Labs, Inc.
Registration Statement on Form S-1
Filed October 14, 2016
File No. 333-214121

Ladies and Gentlemen:
On behalf of Miramar Labs, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 13, 2016 relating to the Company’s Registration Statement (File No. 333-214121) filed with the Commission on October 14, 2016 (the “Registration Statement”).
The Company is concurrently submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Amendment No. 2.
In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 1

1.
We note your response to prior comment 4. Your disclosure posits several different definitions for hyperhidrosis, and appears to imply that your FDA clearance expands your potential market into the aesthetic space. So an investor can clearly understand the scope and limitations of your current business, please clearly disclose the exact type of hyperhidrosis for which you believe you have FDA clearance, if known. If it is not clear how broad your clearance is, please provide disclosure about the potential for off-label marketing that may exist, and describe any other risks or uncertainties created by this uncertainty, or advise.

RESPONSE TO COMMENT 1:
The Company has revised the disclosure on pages 2 and 60 to clarify the type of hyperhidrosis for which the Company believes it has FDA clearance and provide disclosure about the potential for off-label marketing that may exist. In addition, the Company has revised the risk factor on page 22 regarding off-label marketing to provide disclosure about the risk of off-label marketing.

Our success depends on the growing physician ad option…., page 11

2.
We note your response to prior comment 8. Please revise this risk factor to address how the absence of third party payor reimbursement for your product impacts your ability to sell your product or compete with alternative treatments.

RESPONSE TO COMMENT 2:
The Company has revised the risk factor on page 12 to clarify the potential impact of the absence of third party payor reimbursement for the miraDry System on the Company’s ability to sell its products and compete with alternative treatments.

Clinical Results and Studies, page 69

3.
We note your response to prior comment 7. Please revise your disclosure to state the consideration given to gravimetric testing in the statistics disclosed for the DRI-UP Study or advise. In this regard, please revise your disclosure to clarify how the Hyperhidrosis Disease Severity Scale is scored. For instance, is it solely based on subjective responses given by the patient?

RESPONSE TO COMMENT 3:
The Company has revised the disclosure on pages 69 and 70 to delete references to gravimetric testing and the statistics derived from such testing in connection with the DRI-UP Study and the Clinical Evaluation of the miraDry System in Subjects with Hyperhidrosis Study. Because the gravimetric assessment of sweat reduction in these studies was not a significant factor in analyzing the effectiveness of the miraDry System, it was not a material factor used in the results of these studies and therefore the Company believes it is not meaningful to investors.
The Company has revised the disclosure on page 69 to clarify that the Hyperhidrosis Disease Severity Scale is scored solely based on subjective responses given by the patient.

* * * *

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned at (650) 565-3564. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger
Philip Oettinger

cc:	Robert Michael Kleine
2790 Walsh Avenue
Santa Clara, California 95051